Independent Auditor's Report

To the Board of Trustees of
   the FBR Family of Funds

We have examined management's assertion, included in the accompanying Management Statement Regarding
Compliance With Certain Provisions of the Investment
Company Act of 1940, that the FBR Family of Funds (the Funds) complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the Act) as of October 31, 2001. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of October 31, 2001, and with respect to agreement of security purchases and sales, for the period from October 16, 2001 (the date of our last examination) through October 31, 2001:

* We agreed the securities shown of the books and records of the Funds as of October 31, 2001 to the safekeeping reports of FBR National
Bank & Trust, the custodian, noting agreement of quantity and description, except for securities purchased/sold but not received/delivered, pledged, or out for transfer on that date, as to which we obtained documentation from the brokers.

* For all securities shown on the safekeeping reports of FBR National Bank & Trust as of
October 31, 2001 which were designated as being held by institutions in book entry form
(which include but are not limited to securities owned by the Funds), we confirmed all such securities with those institutions which use the book entry method of accounting for securities
(Mellon Bank and Federal Reserve Bank, the subcustodians). For a sample of securities listed on the safekeeping reports agreed with the confirmations or that discrepancies were resolved. We tested, on a sample basis, the resolution of such reconciling items between the custodian and the subcustodians.

* We confirmed repurchase agreements shown of the books and records of the Funds as of October 31, 2001 by correspondence with the brokers and the application of alternative procedures with respect to unsettled repurchase agreement transactions, noting agreement of quantity and description. We also agreed the underlying collateral for such repurchase agreements, as confirmed by such brokers, with the FBR National Bank & Trust safekeeping reports, noting that such collateral was held for the account of the Funds.

* We agreed a sample of security purchases and security sales since the date of which the Funds were required to comply with the Act from the books and records of the Funds to broker confirmations or by application of alternative procedures.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the FBR
Family of Funds complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment
Company Act of 1940 as of October 31, 2001, with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the FBR Family of Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


       ARTHUR ANDERSEN LLP

Philadelphia, Pennsylvania
December 7, 2001



Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of 1940


We, as members of management of the FBR Family of Funds (the Funds), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management
Investment Companies," of the Investment Company Act of
1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of October 31, 2001.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2001, with respect to securities reflected in the investment account of the Funds.

FBR Family of Funds

By:


/s/ Edward J. Karpowicz


Edward J. Karpowicz
Controller, FBR Family of Funds